7 May 2013

ASX RELEASE

Change of Registered Office

Novogen Limited (ASX: NRT), wishes to advise that the Company will change its registered office and principal place of business, effective from 15 May 2013 to:

16-20 Edgeworth David Avenue

HORNSBY NSW 2077

Phone

+ 61 2 9476 0344

Fax

+ 61 2 9476 0388

The Company will also change its postal address, effective from 15 May 2013 to:

PO Box 2333

HORNSBY WESTFIELD NSW 1635

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

T:  (61 2) 9476 0344

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com